

05040028

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-22-05

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[ANNU]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-51856~~ 8-65795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BI Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 E. Main Street 14th Floor 5
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Eads (804) 643-7469
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200 (Address) Richmond, VA (City) (State) 23226 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Eads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BI Investments, LLC, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
BI Investments, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of BI Investments, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BI Investments, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
January 21, 2005

BI Investments, LLC

Statement Of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,210,938
Receivables from clearing agent		311,615
Deposit held by clearing agent		50,000
Other commission receivables		191,931
Prepaid expenses and other assets		135
Furniture and equipment at cost, less accumulated depreciation of $70,893		97,012
Total assets	$	1,861,631

Liabilities And Member's Equity		
Commissions payable	$	436,487
Accounts payable and accrued liabilities		116,979
Total liabilities		553,466
Commitments and Contingencies		
Member's Equity		1,308,165
Total liabilities and member's equity	$	1,861,631

See Notes To Financial Statements.

BI Investments, LLC

Notes To Statement Of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: BI Investments, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Bankers Investment Group, LLC (the Parent). The Company operates in the Commonwealth of Virginia as an introducing broker-dealer providing securities brokerage services to community banks and their customers.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Commission revenue and expense: Commissions and related expenses are recorded on the settlement date basis, the effect of which is not materially different from the trade-date basis as of year-end.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture and equipment: The Company records furniture and equipment at cost and depreciation is recognized using the straight-line method over the estimated useful lives of three to five years.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, of if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This statement is currently effective for public companies and non-public companies required to file financial statements with Securities and Exchange Commission. Adoption of this statement had no effect on the accompanying financial statements.

Note 2. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully-disclosed basis. The agreement with the clearing agent provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the agent.

Note 3. Related Party Transactions

The Virginia Bankers Association and its affiliates (VBA) are related parties of the Company through common control. During the year ended December 31, 2004, the Company paid to related parties the following amounts which have been included in the accompanying statement of operations:

Related Party:		
VBA Benefits Corporation		
Employee insurance	$	119,726
Defined contribution administrative fee		1,810
VBA Insurance Services, Inc.		
Fiduciary liability insurance		252
D&O policy		14,595
Surplus lines tax		587
Broker/Dealer policy		26,100
Virginia Bankers Association		
Administrative and occupancy reimbursement		45,943
	$	209,013

As of December 31, 2004, the Company had approximately $355,000 on deposit with banks, which are members of the Parent.

Note 4. Defined Contribution Plan

Effective October 1, 2002, the Company adopted the multi-employer defined contribution 401(k) plan (the Plan) through the Virginia Bankers Association Master Defined Contribution Plan and Trust. The Plan covers all employees meeting age and other eligibility requirements.

Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the Internal Revenue Code. The Plan also provides for matching contributions. During the year ended December 31, 2004, the Company contributed $37,151 to the Plan which is included in "salaries and employee benefits" in the accompanying statement of operations.

Note 5. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 6. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $577,647, which was $327,647 in excess of its required net capital of $250,000. At December 31, 2004, the Company's net capital ratio was 0.96 to 1.

Although the Company is an introducing broker-dealer, the Company's minimum net capital requirement is $250,000, because the Company may receive funds from its customers. A broker-dealer shall be deemed to receive funds, or to carry customer or broker-dealer accounts and to receive funds from those persons if, in connection with its activities as a broker-dealer, it receives checks, drafts, or other evidences of indebtedness made payable to itself or persons other than the requisite registered broker or dealer carrying the account of a customer, escrow agent, issuer, underwriter, sponsor, or other distributor of securities.